UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 1-15200

Equinor ASA
(Translation of registrant's name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This Report on Form 6-K contains a press release issued by Equinor ASA on December 23, 2025, entitled “Equinor ASA: Share buy-back – fourth tranche for 2025”.

Equinor ASA: Share buy-back – fourth tranche for 2025

Please see below information about transactions made under the fourth tranche of the 2025 share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR, CEUX:EQNRO, TQEX:EQNRO).

Date on which the buy-back tranche was announced: 29 October 2025.

The duration of the buy-back tranche: 30 October 2025 to no later than 2 February 2026.

Further information on the tranche can be found in the stock market announcement on its commencement dated 29 October 2025, available here: https://newsweb.oslobors.no/message/658157

From 15 December to 19 December 2025, Equinor ASA has purchased a total of 1,624,724 own shares at an average price of NOK 232.3171 per share.

Overview of transactions:

Date	Trading venue	Aggregated daily volume (number of shares)	Daily weighted average share price (NOK)	Total daily transaction value (NOK)

15 December	OSE	321,000	233.3485	74,904,868.50
	CEUX
	TQEX

16 December	OSE	326,000	229.7933	74,912,615.80
	CEUX
	TQEX

17 December	OSE	319,724	232.6711	74,390,534.78
	CEUX
	TQEX

18 December	OSE	323,000	233.1729	75,314,846.70
	CEUX
	TQEX

19 December	OSE	335,000	232.6220	77,928,370.00
	CEUX
	TQEX

Total for the period	OSE	1,624,724	232.3171	377,451,235.78
	CEUX
	TQEX

Previously disclosed buy-backs under the tranche	OSE	9,356,067	238.1437	2,228,088,156.85
	CEUX
	TQEX
	Total	9,356,067	238.1437	2,228,088,156.85

Total buy-backs under the tranche (accumulated)	OSE	10,980,791	237.2816	2,605,539,392.62
	CEUX
	TQEX
	Total	10,980,791	237.2816	2,605,539,392.62

Following completion of the above transactions, Equinor ASA owns a total of 55,338,984 own shares, corresponding to 2.16% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme (excluding shares under Equinor’s share savings programme, Equinor owns a total of 44,303,101 own shares, corresponding to 1.73% of the share capital).

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix: A overview of all transactions made under the buy-back tranche that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+47 412 60 584

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: December 23, 2025	/s/ TORGRIM REITAN
Torgrim Reitan
Chief Financial Officer